                                                                      EXHIBIT 11


                   STATEMENT RE COMPUTATION OF PER SHARE EARNINGS
                  --------------------------------------------------

              Earnings per share of $.66 for the first quarter of 1996 were computed by dividing net income of $23,019,024 by the weighted average number of shares of common stock outstanding during the quarter of 35,007,900.